UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number: 001-36565

INNOCOLL AG

(Exact Name of Registrant as Specified in Its Charter)

Innocoll AG
Unit 9, Block D
Monksland Business Park
Monksland, Athlone
Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Other Events

On March 19, 2015, Innocoll AG issued a press release announcing its financial and operating results for the fourth quarter and the full year ended December 31, 2014. A copy of the press release is included herewith as Exhibit 99.1.

Exhibits

No.	Description
99.1	Press Release dated March 19, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOLL AG

	By:	/s/ Gordon Dunn
		Name:	Gordon Dunn
		Title:	Chief Financial Officer

Date: March 19, 2015